1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 10, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC August 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – September 10, 2012 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for August 2012: On an unconsolidated basis, net sales were approximately NT$48.9 billion, an increase of 2 percent over July 2012 and an increase of 32 percent over August 2011. Revenues for January through August 2012 totaled NT$327.57 billion, an increase of 16 percent compared to the same period in 2011.

On a consolidated basis, net sales for August 2012 were approximately NT$49.5 billion, an increase of 2 percent over July 2012 and an increase of 31.5 percent over August 2011. Consolidated revenues for January through August 2012 totaled NT$331.59 billion, an increase of 14.8 percent compared to the same period in 2011.

“TSMC’s third quarter 2012 revenues are now expected to be slightly higher than the guidance announced on July 19, primarily due to pull-in of certain customers’ shipments and better-than-expected mask revenue.” said TSMC Chief Financial Officer, Spokesperson, and Senior Vice President Ms. Lora Ho.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	August 2012	July 2012	M-o-M Increase (Decrease) %	August 2011	Y-o-Y Increase (Decrease) %	January through August 2012	January through August 2011	Y-o-Y Increase (Decrease) %

Net Sales	48,896	47,924	2.0	37,042	32.0	327,569	282,352	16.0

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	August 2012	July 2012	M-o-M Increase (Decrease) %	August 2011	Y-o-Y Increase (Decrease) %	January through August 2012	January through August 2011	Y-o-Y Increase (Decrease) %

Net Sales	49,497	48,525	2.0	37,645	31.5	331,591	288,963	14.8

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

September 10, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
Aug.	Net sales	48,896,013	37,041,705
Jan.-Aug.	Net sales	327,569,466	282,352,266

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Aug.	Bal. as of period end
TSMC Partners*	38,578,829	179,640	7,679,610
TSMC Global**	43,885,365	0	5,990,200

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.
**	The borrower is TSMC.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	21,797,857	—
	Mark to Market Profit/Loss	10,720	—
	Unrealized Profit/Loss	(4,204)	—
Expired Contracts	Notional Amount	78,306,950	41,414,886
	Realized Profit/Loss	70,476	(81,119)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,377,746	—
	Mark to Market Profit/Loss	(282)	—
	Unrealized Profit/Loss	10,518	—
Expired Contracts	Notional Amount	92,173,420	—
	Realized Profit/Loss	(62,744)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,194,857	—
	Mark to Market Profit/Loss	(2,675)	—
	Unrealized Profit/Loss	(1,926)	—
Expired Contracts	Notional Amount	11,247,956	—
	Realized Profit/Loss	1,465	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	441,864	778,093
	Mark to Market Profit/Loss	(402)	(451)
	Unrealized Profit/Loss	(340)	(392)
Expired Contracts	Notional Amount	1,962,108	4,532,458
	Realized Profit/Loss	1,662	(1,396)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	207,288	0
	Mark to Market Profit/Loss	(242)	0
	Unrealized Profit/Loss	(248)	60
Expired Contracts	Notional Amount	1,130,913	977,734
	Realized Profit/Loss	3,720	(7,599)
Equity price linked product (Y/N)		N	N